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[LETTERHEAD]




December 8, 1998

Securities and Exchange Commission
Washington, D.C. 20549



Ladies and Gentlemen:

We were previously principal accountants for Taitron Components Incorporated and under the date of February 11, 1998 we reported on the financial statements of Taitron Components Incorporated as of December 31, 1997 and 1996, and for the years then ended. On December 2, 1998, our appointment as principal accountants was terminated. We have read Taitron Components Incorporated's statements included under Item 4 of its Form 8-K dated December 2, 1998, and we agree with such statements, except that we are not in a position to agree or disagree with Taitron Components Incorporated's comments in the first paragraph concerning the engagement of new principal accountants or the participation of the audit committee or Board of Directors in the decision to change accountants.


Very truly yours,


/s/ KPMG Peat Marwick LLP